

Mail Stop 3720

August 25, 2009

Mr. James L. Brill
Chief Financial Officer
On Assignment, Inc.
26651 West Agoura Road
Calabasas, CA 91302

>   **RE: On Assignment, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>
>   **Forms 10-Q for Fiscal Quarters Ended**
>   **March 31, 2009 and June 30, 2009**
>   **File No. 000-20540**

Dear Mr. Brill:

    We have reviewed your supplemental response letter dated July 21, 2009 as well as your filings and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2008

1.   We note your response to comment one from our letter dated June 22, 2009. While we do not object to your accounting treatment, your proposed revised disclosure does not adequately describe why gross reporting is appropriate. Please revise further and expand as to why the company believes it acts as a principal in substantially all of its transactions.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Critical Accounting Policies, page 23

2.   We note you disclose the five-year and ten-year compounded annual revenue growth rate ranges used in the June 30, 2009 impairment analysis on page 24 as (8.2) to 6.6 percent and (0.7) to 5.3 percent, respectively, across the reporting units. However, in the IT and Engineering and Nurse Travel reporting units you used a five-year compounded annual revenue growth rate of 15.8 and 7.8 percent, respectively, both of which are outside the stated range. In addition, none of the reporting units discussed used a negative annual growth rate as suggested by the

overall ranges. Lastly, you do not note the ten-year compounded annual revenue growth rates used for the Physician or Nurse Travel reporting units. Please expand and clarify for us and in future filings these inconsistencies between the overall ranges and those discussed specifically for individual reporting units and include the ten-year compounded annual growth rates for the Physician and Nurse Travel reporting units.

3.   We also note that on page 24 you state the minimum fixed annual revenue growth rate levels that the reporting units would need to maintain in order to avoid having to prepare a step two impairment analysis from 2010 to 2018 ranged between 3.0 and 13.0 percent. But given the ranges of growth rates used in your analysis of (8.2) to 6.6 percent and (0.7) to 5.3 percent for five-year and ten-year terms, respectively, it would appear you currently have to prepare a step two impairment analysis for certain reporting units. Please clarify this for us and in future filings.

4.   Tell us whether in connection with your annual goodwill impairment tests in years prior to 2008 you only used the discounted cash flow method to determine the fair value of your reporting units. If so, tell us why you believed that was adequate.

5.   It appears that you did not use a market approach in your impairment analyses until the interim test as of June 30, 2009. In view of the significant decline in the market at the end of 2008, please tell us why you believed it was appropriate to only have used the discounted cash flow analysis in your annual impairment test as of December 31, 2008 and first interim impairment test as of March 31, 2009. In this regard, we note that shortfall in your market capitalization compared to book value was smaller as of June 30, 2009 then compared to March 31, 2009.

Concerning the analysis you did perform as of June 30, 2009, discussed at the bottom of page 24, it seems this was done on a consolidated or company-level basis but without reference to your own market capitalization. Please tell us why you did not use your own market capitalization as a way to assess the reasonableness of your discounted cash flow analyses and then perform further market analyses at a reporting unit level.

6.   We note that the majority of your goodwill balance as of June 30, 2009 is in the IT and Engineering segment. With an emphasis on clearer disclosure related to the reporting unit(s) under this segment, please disclose the following:

   a.   The historical revenue growth rate for each of the last three years and the first two quarters of 2009.
   b.   The growth rate you need to achieve in your revenue and cash flow projections to avoid having a goodwill impairment charge.

    c.   It appears your use of a five-year compounded annual revenue growth rate of 15.8 percent and only a 4.3 percent ten-year rate implies there will be negative growth in years six through ten of the upcoming ten year period. If so, you should clearly disclose this future growth assumption.

    Also please tell us the fair value and the carrying value for each of the reporting units within the IT and Engineering segment as of December 31, 2008, March 31, 2009, and June 30, 2009.

7.   Lastly, we note your use of ranges throughout your disclosure and in many instances the ranges are very wide. In future filings, please avoid using ranges and use discrete amounts to provide more meaningful information for investors.

*   *   *   *

    Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

    Sincerely,

    Larry Spirgel
    Assistant Director